Adastra Holdings Continues to Execute on Transformational Strategy;

New Product Launches; Outlines Growth Strategy

  Endgame Extracts brand launched in BC in Q1 2022 with a 100% case sell-through achieved in 48-hours; Endgame is currently ranked #3 and #4 for its shatter sales in BC - with launches planned for other large Canadian markets (Alberta and Ontario) to follow
  Adastra continues to add new revenue streams, including the addition of new co-manufacturing contracts for several well-known Canadian brands to start in 2022
  Continued expansion for product sales and distribution across Canada - Phyto Extractions is now available in the Northwest Territories and Yukon
  Expanded capabilities and automation: pre-roll machine installed to meet anticipated consumer demand for this sought-after product category
  Added extraction and processing shifts to increase end-product output and fulfill demand

LANGLEY, B.C., June 29, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, sales, organoleptic testing and analytical testing, is pleased to provide the Company's shareholders with a corporate update from Michael Forbes, Director and Chief Executive Officer of Adastra:

"Dear Shareholders,

I joined Adastra in May 2021 as Director and CEO and embarked on a journey to transform the business. Over the last twelve months, I have optimized all major aspects of our business to set Adastra up for long term success. Running a "good" business is not good enough for me. My goal is to lead a "great" business, by actively adapting all aspects to create long-term significant value for our shareholders.

As a pharmacist by education and training, my entire career has been firmly rooted in medicine, alternative treatments, cannabis production, sales and entrepreneurship. Joining Adastra, I have brought this expertise and multi-faceted, strategic focus to grow our business in areas such as sales volume, production output and capabilities, partnerships, market share and investor engagement. We have made meaningful progress, and we believe this is just the beginning.

Executing on Our Growth Strategy

Over the past twelve months we have achieved the following:

  Corporate rebrand from Phyto Extractions Inc. back to our original name - Adastra Holdings Ltd. to position us as a trusted leader in cannabis and ethnobotanical extraction, processing, formulation and product development.
  Acquired Phyto Extractions and PerceiveMD to vertically integrate our product reach.

  Developed and launched in-house brand, Endgame Extracts, starting with a strategic initial SKU drop to British Columbia. Unique crossed flavour and strain profiles, priced in line with customer and retailer expectations to ensure sell-through alongside a quality experience.
  Introduced several hydrocarbon extracts, novel full spectrum vape formulations, additional product SKUs for our wholly owned brand Endgame, and brands leveraging our extraction expertise via co-manufacturing complex concentrates, like THCA diamonds and high terpene full spectrum extract products.
  Expanded our market share by branching into new domestic markets including British Columbia, with Endgame Extracts, with Alberta and Ontario to follow. Brought Phyto Extractions to the Northwest Territories and Yukon.
  Executed marketing and sales initiatives to heighten brand awareness among consumers and retailers.
  Restructured and reduced costs across the organization to ensure a solid foundation as we move forward. This includes adding production shifts to meet processing demand for provincial distributors for Endgame and our co-manufacturing partners' product SKUs, automating processes with new equipment and refining our practices.
  Received our organoleptic testing license in June 2021, enabling us to test product formats and formulations with a consumer audience. This reduces risk and cost associated with the "guess work" involved in product SKU launches, as consumption is heavily restricted by regulations.

By improving the delivery of our many capabilities, today we are a trusted processor and co-manufacturing partner to many Canadian brands who share our commitment for quality and innovation.

Endgame Extracts

Our Key Areas of Focus

As we move forward, our strategic key areas are as follows:

1. Medical product development and formulation - Manufacturing alternative plant-medicine treatments for sale in the medical market (i.e., capsules, tinctures). Adastra's wholly-owned PerceiveMD platform assesses patients seeking alternative treatments and remedies and provides documentation to enable access. Maximizing the full potential of PerceiveMD will bolster Adastra's future business and add additional revenue. Additionally, we have submitted a Medical Sales Licence application to Health Canada which will allow us to manufacture and sell medical cannabis product formats to the Canadian medical market. We believe PerceiveMD addresses the gap that exists in the market today for a patient access platform. Having this online platform in-house provides us with an advantage over many of our peers to meet the existing demand that we believe is underserved today.

2. New premium cannabis extract product innovations - We are committed to maintaining our edge by staying ahead of trends and consumer preferences including:

  THCA diamonds (high potency extracts) - commissioned equipment to develop diamonds for our Endgame brand and for our co-manufacturing partners.
  Single-source shatter - this is a growing product category that we are pleased to serve with our institutional knowledge and expertise.
  Full-spectrum vape cartridges - the market is maturing, with customer preferences refining and we are pleased to deliver on preferred flavour notes and quality experience.

3. Dried Flower Products - Pre-rolls are currently the fastest growing segment of the Canadian cannabis market. Infused pre-rolls is a category that has outpaced dried flower-only pre-rolls in legal US markets. On December 17, 2021, we received Health Canada approval for the amendment of our sales licence to include dried flower. We see significant opportunity to continue to grow our pre-roll business (pre-rolls, infused pre-rolls, and larger quantity flower) for our Endgame and Phyto brands.

4. Market Trends and Other Alternative Treatments - We have demonstrated our ability to stay ahead of consumer trends by proactively amending our licences and expanding our capabilities to meet the ever-evolving preferences of consumers and the companies we partner with. In particular, we are seeing a significant movement towards alternative medicine. Having been involved in the cannabis industry for more than a decade, combined with my experience running pharmacies and wellness clinics, I have seen firsthand the positive impact and efficacy of cannabis for certain patients, as well as the increasing popularity of alternative treatments and remedies. We are committed to staying ahead of the game. We have submitted a Controlled Substances Dealer's Licence application to Health Canada to include psilocybin and, following approval thereof, we can begin formulating and developing alternative treatments for patients.

We are enjoying continued growth in the demand for high quality cannabis concentrates and products by continually adapting to changing consumer preferences.

From a recreational lens, cannabis is an increasingly adopted alternative to alcohol, particularly when available in CPG formats (i.e., vapes and beverages) and presents far less opportunity for harm and undesirable side effects. The mainstream shift to "West Coast Sober" is happening, and we are here to stay at the forefront.

We believe we have established a diversified platform for profitable growth and differentiation in the marketplace. We look to leverage this momentum over the coming months to create sustainable value for our customers, partners and shareholders.

We are here for the future and the long run and maintain our commitment to growing and innovating."

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra is known for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: creating long-term significant value for the Company's shareholders; the expectation that progress in sales volume, production output, market share and partnerships will continue in the future; the expectation that maximizing PerceiveMD will bolster the Company's future business and add additional revenue; the belief that PerceiveMD addresses the gap that exists in the market for a patient access platform; the expectation that the Company's pre-roll business represents a significant growth opportunity; the belief that the Company has established a diversified platform for profitable growth and differentiation in the marketplace and the intention to leverage this to create sustainable value for stakeholders; and other general statements regarding the Company's platform for profitable growth and creation of sustainable value for customers, partners and shareholders. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Contacts:

Michael Forbes, Director and CEO

(778) 715 5011

michael@adastraholdings.ca

Alyssa Barry

Media and Investor Relations

alyssa@irlabs.ca